EXHIBIT 11-1

SAVVIS COMMUNICATIONS CORPORATION

CALCULATION OF BASIC AND DILUTED LOSS PER SHARE AND WEIGHTED AVERAGE SHARES

USED IN EPS CALCULATION

(UNAUDITED)

For the Three-Months Ended	March 31, 2003

Weighted average shares outstanding:
Common stock:

Shares outstanding at beginning of period, net of 336,890 shares subject to forfeiture	93,691,491
Weighted average shares, net of treasury shares, issued or vested during the three months ended March 31, 2003 (184 new shares issued)	74,577

93,766,068

Loss attributable to common shareholders	$(32,430,000)

Basic and diluted loss per share	$(0.35)